UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports January 2011 passenger traffic

Monterrey, Mexico, February 11, 2011—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that total terminal passenger traffic at its 13 airports decreased 0.6% in January 2011, as compared to January 2010. Domestic traffic increased 1.5%, and international traffic decreased 7.7%.

Of total January terminal passenger traffic, 96.4% was commercial aviation, and 3.6% was general aviation.

Domestic traffic increased in seven airports in January, with noteworthy increases at the Monterrey, Ciudad Juárez, Zihuatanejo, Tampico, and Chihuahua airports. In Monterrey, traffic increased principally on the routes to Mexico City and Cancún. In Ciudad Juárez, traffic increased principally on the Guadalajara route and in general aviation. Zihuatanejo recorded higher growth on the Toluca route. In Tampico, traffic increased principally on the route to Monterrey. In Chihuahua, traffic grew principally on the route to Mexico City. Domestic traffic decreased most in the airports of Acapulco, Reynosa, Culiacán, and Torreón, where the principal factor was the suspension of operations by Grupo Mexicana (GM). In Acapulco, Reynosa, and Torreón the largest reductions were on the Mexico City routes; in Culiacán the route most affected was to Guadalajara.

International traffic increased in five airports in January, most significantly at the Monterrey and San Luis Potosí airports. Monterrey increased traffic to Houston, and San Luis traffic increased on the routes to Dallas and Houston. International traffic decreased most in Acapulco, Zacatecas, and Mazatlán. The suspension of operations by GM continued to affect the first two airports; Mazatlán had lower traffic on the route to Phoenix.

The total number of flight operations (takeoffs and landings) in January decreased 2.3% as compared to the prior year period. Domestic flights decreased 3.1%, and international flights increased 2.8%.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the hotel inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

●	Website: http://www.oma.aero

●	Twitter: http://twitter.com/OMAeropuertos

●	Facebook: http://www.facebook.com/pages/OMA/137924482889484

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: February 11, 2011